Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 5 DATED MARCH 8, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management compensation.

Management Compensation

The following information supersedes and replaces the first bullet point in the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated Third Parties to Affiliates of our Manager in Preferred Equity Investment”:

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.

The following information supplements the section of our Offering Circular captioned “Management Compensation”:

Fees Paid With Respect to Preferred Equity Only

Servicing Fee – Affiliate of the Manager	With respect to any preferred equity investments we make or acquire, we will pay a servicing fee of 0.50% of the principal balance plus accrued interest of each preferred equity investment and any applicable additional amounts associated with such investment to RM Originator for the servicing and administration of certain investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the preferred equity investments held by us, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion.	Actual amounts are dependent upon the principal amount of the preferred equity investments. We cannot determine these amounts at the present time.

Special Servicing Fee – Affiliate of the Manager

We may pay a special servicing fee to RM Originator equal to an annualized rate of 1.00% of the principal balance of a non-performing preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager.

The payment of the special servicing fee shall be in addition to any third-party special servicing expenses incurred by us, which may include special fees associated with recovery efforts by RM Originator.

Actual amounts are dependent upon the occurrence of a preferred equity investment becoming non-performing and the principal balance of such investment and any additional amounts associated with such investment. We cannot determine these amounts at the present time